SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Enstar Group Limited
(Name of Issuer)

Voting Ordinary Shares
(Title of Class of Securities)

G3075P101
(CUSIP Number)

Richard A. Hornung

Hillhouse Investment Management, Ltd.

Office #122, Windward 3 Building, Regatta Office Park

West Bay Road, Grand Cayman

Cayman Islands, KY1-9006

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Adriana F. Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D/A filed by the Reporting Person (as defined below) with the Securities and Exchange Commission (the "SEC") on April 2, 2019 (the "Schedule 13D/A", and as amended hereby, the "Schedule 13D") with respect to the voting ordinary shares, par value $1.00 per share (the "Voting Ordinary Shares") of Enstar Group Limited, an exempted Bermuda company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D/A. This Amendment No. 2 amends Items 2, 4, 5 and 6 as set forth below.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This Schedule 13D is filed by Hillhouse Investment Management, Ltd., an exempted Cayman Islands company ("HIM" or the "Reporting Person").

HIM acts as the sole management company of Hillhouse Fund III, L.P. ("Fund III"). HIM is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Voting Ordinary Shares held by Fund III.

The principal business of HIM is investment management and its business address is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central Hong Kong. The directors of HIM are Colm O'Connell and Bridget Kidner. Mr. O'Connell and Ms. Kidner are employees of HIM and Mr. Lei Zhang is the Founder and President of HIM.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented with the addition of the following:

The Reporting Person's response to Item 6 is incorporated herein.

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Voting Ordinary Shares and percentages of the Voting Ordinary Shares beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Voting Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 6, the Reporting Person has not effected any transaction in the Voting Ordinary Shares within the past sixty days.

(d)	No person other than Fund III is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Voting Ordinary Shares reported herein.

(e)	July 15, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented with the addition of the following:

On July 15, 2021, Fund III entered into a share purchase agreement with the Issuer (the "Purchase Agreement"), pursuant to which Fund III agreed to sell and the Issuer agreed to buy 1,204,353 Voting Ordinary Shares and 505,239 Non-Voting Ordinary Shares of the Issuer owned by Fund III at a purchase price of $234.52 per Voting Ordinary Share and $234.52 per Non-Voting Ordinary Share (the "Transaction"). The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and the Purchasers and customary conditions to closing. The Transaction is expected to close on or about July 22, 2021, subject to satisfaction of customary closing conditions.

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 19, 2021

Hillhouse Investment Management, Ltd.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer